                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         PROVIDENT AMERICAN CORPORATION
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                                (Name of Issuer)

                               Common Voting Stock
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                         (Title of Class of Securities)

                                   743832-990
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                                 (CUSIP Number)

Anthony R. Verdi, Chief Financial Officer, Provident American Corporation, 2500 DeKalb Pike, P. O. Box 511, Norristown, PA 19404-0511 Telephone: (610) 279-2500
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 10, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 743832-990
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
         1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
                  Persons

                  Alvin H. Clemens ("Mr. Clemens") ...............................Social Security No.:  ###-##-####
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         2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) .............................................................................................

                  (b) ........................................................................................... X


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         3)       SEC Use Only


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         4)       Source of Funds (See Instructions) ....................................................SC, BK, PF


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         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)
                  .................................................................................................


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         6)       Citizenship or Place of Organization.....................................United States of America



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Number of                  7)       Sole Voting Power.....................................................3,827,869
Shares Bene-
ficially                   8)       Shared Voting Power............................................................
Owned by
Each                       9)       Sole Dispositive Power................................................3,827,869
Reporting Person
With                       10)      Shared Dispositive Power.......................................................


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         11)      Aggregate Amount Beneficially Owned by Each Reporting
                  Person..................................................................................3,827,869


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         12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                  Instructions)....................................................................................


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         13)      Percent of Class Represented by Amount in Row (11)............................................38%


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         14)      Type of Reporting Person (See Instructions)....................................................IN

                  .................................................................................................

                  .................................................................................................

                  .................................................................................................

                  .................................................................................................

Item 1.  Security and Issuer.

                          Common Voting Stock
                          Provident American Corporation
                          2500 DeKalb Pike
                          P. O. Box 511
                          Norristown, PA  19404-0511

Item 2.  Identity and Background.

                 (a)      Alvin H. Clemens ("Mr. Clemens")

                 (b)      2500 DeKalb Pike, Norristown, Pennsylvania 19404-0511

                 (c)      Chairman and Chief Executive Officer
                          Provident American Corporation
                          2500 DeKalb Pike, P.O. Box 511
                          Norristown, PA  19404-0511
                          Holding Company for Life Insurance Company

                 (d) Mr. Clemens has not, during the last five years, been convicted in a criminal proceeding.

                 (e) Mr. Clemens has not, during the last five years, been a party to a civil proceeding resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                 (f)      United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

                  o Pursuant to the terms of an Amended and Restated Stock Exchange Agreement entered into as of February 27, 1989 (the "Stock Exchange Agreement"), a copy of which was attached as Exhibit "A" to Mr. Clemens's
                           Schedule 13D filed on or about October 17, 1989, Mr. Clemens acquired 2,702,902 shares of Common Voting Stock, $.10 par value, of Issuer in exchange for transfer to the Issuer of 200,000 shares of the Common Stock of Maine National Life Insurance Company ("Maine National"), $5.50 par value, constituting all of the issued and outstanding shares of the Common Stock of Maine National. Prior to such exchange, Mr. Clemens was the owner of all of the issued and


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                           outstanding shares of the Common Stock of Maine
                           National. The shares of Issuer issued to Mr. Clemens in exchange for the shares of Maine National constituted a portion of the Issuer's authorized but unissued shares.

                  o On January 16, 1991, Mr. Clemens transferred 616,000 Shares to the Mark Twain Trust.

                  o Effective April 1, 1993, Mr. Clemens purchased 550,000 shares of Issuer's Series A Cumulative Convertible Preferred Stock ("Series A Preferred") at a price of $3.64 per share. Mr. Clemens was granted a loan by Harleysville National Bank and Trust Company (the "Bank") in the amount of $2,000,000 in order to fund the purchase of the Series A Preferred. The 550,000 Shares of Series A Preferred are pledged as collateral to the Bank in connection with the loan. The Series A Preferred is voted on an "as converted" basis, and is convertible on a share-for-share basis into either Class A Common Stock (having four votes per share in connection with matters submitted to shareholders for a vote) or into Common Stock.

                  o Effective April 1, 1993, Mr. Clemens was granted an Option to purchase 550,000 shares of Issuer's Series A Cumulative Convertible Preferred Stock at an exercise price of $3.64 per share, the terms of which are set forth in an Amended and Restated Option to Purchase Preferred Shares dated as of December 11, 1996.

                  o Mr. Clemens was granted an Option to purchase 25,000 shares of Issuer's Common Stock at an exercise price of $8.75 per share effective as of July 16, 1996, which vest over a period of three years. As of the present date, 8,333 shares have become exercisable.

                  o Pursuant to an Agreement to Grant Options dated as of March 10, 1997 (the "Option Contract"), the Issuer agreed to grant Mr. Clemens an option to successively purchase up to 3,300,000 shares of the Issuer's Series A Cumulative Convertible Preferred Stock ("Series A Preferred"), which option or options will be granted upon any exercise by Mr. Clemens of any previously granted option to purchase Series A Preferred, and each subsequently granted option to purchase shares of Series A Preferred from time to time. The rights set forth in the Option Contract are limited as follows: (1) the number of shares of Series A Preferred issuable upon each exercise of the Option Contract shall be limited by the number of shares of Series A Preferred which shall, as of the date of any such exercise, be authorized and unissued; (2) the number of shares of Series A Preferred issuable upon the exercise of all of the

                           Options granted to Mr. Clemens under the Option Contract and under a previously granted option to purchase 550,000 shares of Series A Preferred shall not in the aggregate exceed 3,850,000 shares of Series A Preferred; and (3) except upon the occurrence of a "change in control" (as defined herein), Mr. Clemens shall not be permitted to exercise an option granted under the Option Contract
                           (i) to purchase more than 550,000 shares of Series A Preferred in any six-month period, or (ii) the effect of which would be to permit Mr. Clemens to vote more than 55% of the number of shares of the Issuer's Common Stock owned by Mr. Clemens at such time. Upon the occurrence of a "change of control" of the Issuer, Mr. Clemens shall have the right to immediately exercise all options to purchase shares of Series A Preferred, and the Issuer will make a loan to him in an amount equal to the aggregate exercise price of all options to purchase shares of Series A Preferred which Mr. Clemens may then be entitled to exercise, plus an amount equal to all federal and state income taxes incurred by Mr. Clemens in connection with the exercise (the "Loan"). The Loan shall be unsecured, and shall bear interest at the then applicable federal short-term rate, but not less than six (6%) percent per annum, with interest and principal due and payable in full five
                           (5) years from the date of the Loan. For this purpose, a "change of control" shall mean the acquisition by any individual, entity or group (within the meaning of the Securities Exchange Act of 1934, as amended), of beneficial ownership of 25% or more of either the then outstanding shares of the Common Stock of the Issuer, or the combined voting power of the then outstanding voting securities of the Issuer entitled to vote generally in the election of directors.


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Item 4.  Purpose of Transaction.

                          Investment


Item 5.  Interest in Securities of the Issuer.

                 Alvin H. Clemens

                           (a) 3,827,869 shares of Issuer's Common Voting Stock, representing 38% of outstanding shares

                           (b) Sole power to vote and dispose of 3,827,869 shares

                           (c)      None

                           (d)      Not applicable

                           (e)      Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  o        See Response to Item 3 above.

                  o In April 1996 the Issuer made a loan in the amount of $300,000 to Mr. Clemens and increased the principal balance of the loan to $600,000 in April 1997. The loan is collateralized by 120,000 shares of Issuer's Common Voting Stock

Item 7.  Material to be Filed as Exhibits.

                           (1) Amended and Restated Option to Purchase Preferred Shares of Issuer dated as of December 11, 1996, granted to Alvin H. Clemens.

                           (2) Option to Purchase 25,000 shares of Issuer's Common Stock dated as of July 16, 1996, granted to Alvin H. Clemens.

                           (3) Agreement to Grant Options dated as of March 10, 1997, between Issuer and Alvin H. Clemens.

                           (4) Promissory Note in the principal amount of $2,000,000 dated March 31, 1993, delivered by Alvin H. Clemens to Harleysville National Bank and Trust Company.



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                           (5)      Promissory Note in the original principal
                                    amount of $300,000 dated April 8, 1996, as amended by Amendment to Promissory Note dated April 8, 1997, increasing the principal balance to $600,000.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July   , 1997
---------------------
Date


s/s Alvin H. Clemens
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Signature


Alvin H. Clemens
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Name/Title


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